Exhibit 99.4

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statements on Form F-3 (Registration Nos. 333-195794 and 333-208785) and Form S-8 (Registration Nos. 333-208278, 333-203641, 333-193145, 333-192376, 333-188714, 333-171781, 333-152010 and 333-133968) of Perion Network Ltd. of our report dated September 21, 2015 relating to the financial statements of Interactive Holding Corp. which appears in this Form 6-K of Perion Network Ltd.

/s/ PricewaterhouseCoopers LLP
New York, New York
December 31, 2015